Exhibit 99.3

Consent of Solomon Partners Securities, LLC

We hereby consent to (i) the inclusion of our opinion letter, dated December 9, 2021, to the Board of Directors of CC Neuberger Principal Holdings II (“CCNB”) as Annex O to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of Vector Holdings, LLC, Registration No. 333-262203 (the "Registration Statement"), and (ii) all references to our opinion letter in the sections captioned “Summary of the Proxy Statement/Prospectus—CCNB Board’s Reasons for Approval of the Business Combination,” “Questions and Answers about the Proposal for Shareholders,” “Shareholder Proposal 2: The Business Combination Proposal—Background of the Business Combination,” “Shareholder Proposal 2: The Business Combination Proposal—CCNB Board’s Reasons for Approval of the Business Combination,” and “Shareholder Proposal 2: The Business Combination Proposal—Opinion of Solomon Partners Securities, LLC,” of the proxy statement/prospectus which forms a part of the Registration Statement.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above–mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above–mentioned Registration Statement), proxy statement/prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ SOLOMON PARTNERS SECURITIES, LLC
SOLOMON PARTNERS SECURITIES, LLC

New York, New York

March 15, 2022